Exhibit 8.3

November 4, 2009

Towers, Perrin, Forster & Crosby, Inc.

1500 Market Street, Centre Square East

Philadelphia, PA 19102-4790

Ladies and Gentleman:

We have acted as counsel for Towers, Perrin, Forster & Crosby, Inc., a Pennsylvania corporation (“Towers Perrin”), in connection with the June 26, 2009 agreement by and between Towers Perrin and Watson Wyatt Worldwide, Inc., a Delaware corporation (“Watson Wyatt”) to combine in a “merger of equals” transaction (the “Merger”) pursuant to the terms of the Agreement and Plan of Merger by and among Watson Wyatt, Towers Perrin, Pennsylvania Merger Sub, Delaware Merger Sub and Jupiter Saturn Holding Company, a Delaware corporation (“Jupiter Saturn Holding Company”), dated June 26, 2009, as amended by Amendment No. 1, dated October 19, 2009 (the “Merger Agreement”). Upon the closing of the Merger, Towers Perrin and Watson Wyatt will each become a wholly owned subsidiary of Jupiter Saturn Holding Company, which will change its name to “Towers Watson & Co.” (“Towers Watson”) at the effective time of the Merger (the “Effective Time”). This opinion is being delivered in connection with, and as of the date of mailing of the registration statement on Form S-4, which includes the Proxy Statement/Prospectus, and any amendments thereto (the “Registration Statement”), filed with the Securities and Exchange Commission to which this opinion appears as an exhibit. Capitalized terms not defined herein have the meanings specified in the Agreement.

You have requested our opinion as to whether the cancellation, in connection with the Merger, of a repurchase right at book value (the “Redemption Value Repurchase”), as described in the Towers Perrin Amended and Restated Bylaws (the “Towers Perrin Bylaws”), for shares of Towers Perrin common stock held by employees of Towers Perrin is not a compensatory cancellation of a “nonlapse restriction” for purposes of section 83 of the Internal Revenue Code of 1986, as amended (the “Code”), and thus will not result in the recognition of ordinary income, pursuant to section 83 of the Code, for the employee shareholders who are subject to U.S. income tax.

In providing our opinion, we have examined and relied as to matters of fact upon (i) the Towers Perrin Bylaws, (ii) the Amended and Restated Towers Watson Certificate of Incorporation, as filed by Jupiter Saturn Holding Company as Annex H to Amendment No. 1 to the registration statement on Form S-4 of Jupiter Saturn Holding Company dated October 19, 2009, (iii) the Merger Agreement, (iv) the Registration Statement, and (v) the Towers Perrin representation letter dated as of the date hereof and delivered to us for purposes of this opinion. We have assumed, without independent verification, for purposes of this opinion the truth of all matters set forth in each document provided to us in connection herewith. If any of the above described assumptions are untrue for any reason or if the Merger is consummated in a manner that is different from the manner in which it is described in the Merger Agreement or the Registration Statement, our opinions as expressed below might be adversely affected and may not be relied upon.

Treasury Regulations under section 83 of the Code provide that a cancellation of a nonlapse restriction shall be treated as compensation for the taxable year in which the cancellation occurs unless it is established that (i) such cancellation was not compensatory and (ii) the person who would be allowed a deduction if the cancellation were treated as compensatory will treat the transaction as not compensatory. Under the applicable Treasury Regulations, the determination of whether the cancellation of a nonlapse restriction is compensatory depends on the particular facts and circumstances. While there are no relevant authorities that are directly analogous to the facts and circumstances in the situation at hand, and therefore the issue is not free from doubt, based upon our understanding of the facts, our analysis of the Code, Treasury Regulations, Internal Revenue Service (“IRS”) rulings and other administrative pronouncements interpreting the foregoing, and subject to the limitations, qualifications and assumptions set forth herein and the representations upon which we have relied, it is our opinion that the cancellation of the Redemption Value Repurchase in connection with the Merger should not be treated as a compensatory cancellation of a nonlapse restriction for purposes of section 83(d) of the Code, and thus should not result in the recognition of ordinary income, pursuant to section 83 of the Code, by the employee shareholders of Towers Perrin who are subject to U.S. income tax.1

Our opinion is based on the Code, Treasury Regulations, IRS rulings and other administrative pronouncements interpreting the foregoing, all as in effect on the date hereof. No ruling has been sought from the IRS regarding the matters as to which we have expressed our opinion. Our opinion is not binding on the IRS and there can be

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We express no opinion as to whether the shares of Towers Perrin common stock held by the employees of Towers Perrin were subject to a “substantial risk of forfeiture” for purposes of section 83 of the Code prior to the Merger, nor whether the lapse of the non-solicitation restriction as it related to the payment of the repurchase price for such shares under the Towers Bylaws could cause the recognition of ordinary income under section 83 of the Code.

no assurance that the IRS or a court will not adopt a position contrary to our opinion. Any amendment or change in the interpretation of the applicable laws or the facts and circumstances surrounding the Merger, or any inaccuracy in the statements, facts, assumptions or representations upon which we have relied, might affect the continuing validity of our opinions as set forth herein. We assume no responsibility to inform you of any such change or inaccuracy that might occur or come to our attention subsequent to the date of this opinion. Finally, our opinion is limited to the tax matters specifically covered herein, and we have not been asked to address in this opinion, nor have we addressed in this opinion, any other tax consequences of the Merger, including any tax consequences under state, local, foreign, or, except to the extent specifically set forth herein, any United States federal law.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Milbank, Tweed, Hadley & McCloy LLP

MILBANK, TWEED, HADLEY & MCCLOY LLP

PJW/JIK

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